Invest in One Biosciences

Technology | Software | Retail | Minority Owned | Healthcare

One Biosciences is the first of its kind Integrative Wellness platform

ONEBIOSCIENCES.COM DALLAS TEXAS





For years our Founder struggled to find healing from autoimmune disease and chronic pain. Ty eventually found healing through Integrative Wellness solutions, which inspired him to leave his job as a hospital CEO and launch One Biosciences.

Ty Burgess Founder & CEO @ One Biosciences

Why you may want to invest in us...

1. First-mover advantage of tech-enabled Integrative Wellness solutions in a single platform.
2. Large and rapidly growing addressable market - $30 billion for Integrative Wellness solutions.
3. Healthcare providers and individuals are hungry for a single Integrative Wellness platform.
4. Founder is a former hospital CEO & has deep understanding of the need for Integrative Wellness.
5. Chairman has completed 6 successful exits via sales to private equity as well as to strategics.
6. Beta launch completed – poised to expand the platform offering and accelerate commercialization.
7. We aim to be an industry disruptor with One goal - make it easier for people to feel better.

Why investors ❤ us

WE'VE RAISED $367,760 SINCE OUR FOUNDING



I believe strongly in the CEO, Ty Burgess, the company and its mission. I witnessed firsthand what Ty can do when he and I worked together for several years before he became a hospital CEO. I believe so much in the company that I will assume the chairman role concurrent with funding. As a private equity executive partner, it is my view that the company has developed a clever strategy to win big as a digital health player in the Integrative Wellness space.

Cecil Kost Chairman of One Biosciences

LEAD INVESTOR | INVESTING $100,000 THIS ROUND

I have worked with and for Ty multiple times. I have always been impressed with his intelligence and strength of character. He is both a deep thinker and practical. He is charismatic and compassionate. Those of us who worked with him when he was our CEO still think of that time as the period in our careers when we grew the most, felt the most engaged, and felt that our leader was interested in doing the best for all of us. I am pleased that Ty has ventured out on his own and have every faith in his success.

Denise Mascaro ★

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Ty Burgess
Founder & CEO
Former hospital CEO turned holistic health and Integrative Wellness advocate. Conquered years of autoimmune disease and chronic pain using Integrative Wellness, which led to his passion and the founding of One Biosciences.

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Tedrick Wright
Co-founder and Chief Technology Officer
Tedrick in uniquely skilled in healthcare technology, software design/implementation, and global marketing. With over 14 years in the medical industry, he aligns the customer experience with the correct technology for long-term scale and stability.

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One Biosciences Deck FINAL compressed.pdf

One Biosciences is a Digital Health Company that is Developing the First-of-its-Kind Integrative Wellness Platform for Healthcare Providers and Individuals


one™
BIOSCIENCES

The Integrative Wellness Market at a Glance

Integrative Wellness is an exploding field that emphasizes care of the whole person, by making use of the most appropriate healing modalities, whether conventional or complementary & alternative medicine (CAM).


$52.5 B
U.S. Wellness market size [1]
>$30B
Is spent on CAM [1]


84%
84% of physicians want to learn more about CAM [2]
>50%
of Physicians now use alternative health solutions [3]
40%
Nearly 40% of US adults use some form of CAM [4]


By addressing body, mind, and spirit as One, lasting change and healing can be supported.

Top Institutions are Embracing Integrative Wellness


5
THE UNIVERSITY OF TEXAS
MD Anderson Cancer Center
MedStar Georgetown University Hospital
MGH 1811
MASSACHUSETTS GENERAL HOSPITAL
UCLA Health
Cleveland Clinic
JOHNS HOPKINS MEDICINE
Penn Medicine
MAYO CLINIC
DukeHealth
UCSF Health
Yale Medicine

The Industry Problem

Despite growing demand for Integrative Wellness solutions, there is no single trusted platform that brings them together as One.


Alterative Medicine
Energy Therapies
Sensory Therapies
Information
Mind-Body Interventions
Education
Biologically Based Approaches
Communications
Healthcare Providers
Individuals

The Solution & Revenue Streams

One platform for Integrative Wellness products & services, education, engagement and analytics for healthcare providers and individuals.

DIRECT TO PROVIDER


Healthcare Practitioner Branded Virtual Retail
PATIENTS
one
Log in
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HEALTHCARE PROVIDER BRANDED VIRTUAL RETAIL PLATFORM


Rhythm of Life Internal Medicine
Powered by:
one
BIOSCIENCES

DIRECT TO CONSUMER


INDIVIDUALS
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The Team

We have amassed a team that brings deep healthcare, technology and operating experience, underpinned by a common passion for wellness for everyOne.


Cecil Kost
Chairman
Cecil will be assuming the role of Chairman concurrent with this financing.
Cecil brings 4+decades of senior operating experience across a diverse portfolio of enterprises in the Healthcare/Life Sciences industry that spans eCommerce, healthcare IT, medical device, clinical diagnostics, pharma services, and medical products distribution. With executive management and board member participation in companies ranging from early-stage to enterprises with nearly $1 billion in revenue.
Ty Burgess, MBA(HA)
Founder/CEO
Ty is a former Hospital CEO with nearly 20 years of experience in healthcare and business development. With a deep understanding of the healthcare market, entrepreneurship, and building winning teams, Ty brings a new level of discipline and professionalism to an industry that is still maturing. His passion is to foster connections between western medicine and complementary and alternative practices to help heal the planet, One person at a time.
Tedrick Wright, MBA(HA)
Co-founder/CTO
Tedrick in uniquely skilled in healthcare technology, software design/implementation, and global marketing. With over 14 years in the medical device industry, Tedrick has productized, marketed, and driven over $100m in product sales in a given year. Paired with his technology expertise, he aligns the customer experience with the correct technology for long-term scale and stability.

Advisory Board

Our Advisory Board was been put in place due to deep expertise in each domain which, will help advance the company. Further, the company is forming a comprehensive and robust Clinical Advisory Board comprised of leading medical, health and wellness experts.


Raju Kattumenu
Innovation & Data Science Advisor
Raju has nearly 30 years of experience in cutting-edge innovation and technology. Raju is founder Founder and CEO of SAANS Health, which combines Artificial Intelligence and Healthcare to affect Outcomes and improve Patient Experience. Disease Trajectories, Cost Prediction, "Hidden" Risk profiling, and Intelligent Health Management. Empowering Employers and Health Plans and Care managers get ahead of the Cost Curve by predicting what, when and why of future risk
Rick Ferris, PharmD, ND, MPH, MBA
Clinical Science Advisor
Dr. Richard Ferris joined One Biosciences with an extensive background in Pharmacy, Naturopathy, Nutrition, and Medicine. Ferris received his PharmD, and he also holds a doctorate in Naturopathy, Certification in Functional Medicine, Certification in Geriatric Pharmacy, Board Certified in Nutrition Support as well as a Certification in CBD from ICCT (International Center for Cannabinoid Therapy).
Rob Case
Commercialization Advisor
Rob is a respected business leader with a proven track record of delivering positive change, resulting in revenue growth and increased profitability for public and privately held companies, ranging from small cap to multi-billion dollars in revenue.
With over 30+ years of senior leadership responsibilities in sales, marketing and new business development, Rob has experience in developing global growth strategies, successfully executing go-to-market plans and building high functioning teams across the medical device and pharmaceutical industries.

Our Progress


PHASE 1
Direct to Consumer
One CBD Brand
Built Infrastructure & Validated Ability to Deliver Customer Happiness & Scale via OneCBD.com
Validated Need for Single-Source Integrative Wellness Platform for Healthcare Providers and Patients
Built Out Team of Experts and Advisors to Move the Business to the Next Phase of Growth
PHASE 2
Direct to Practitioner
One Biosciences Platform
1st Generation
Virtual Retail for Healthcare Practitioners to include One Biosciences Products & Genetic Testing
Education for healthcare providers and patients
Build out Clinical Advisory Board
PHASE 3
Direct to Practitioner
One Biosciences Platform
2nd Generation
Virtual Retail for 3rd Party Products & Complementary Services
Patient Engagement App/Gamification of Integrative Wellness
Protocols & Wellness Pathways
Analytics
CAPABILITIES
PROGRESS TO DATE
CURRENTLY IN DEVELOPMENT
NEXT STEPS

Investment Offering


Seeking $1.07M
Convertible Note
Maturity Date: 24 months
8% Annual Interest Rate
Discount Rate: 20%
Valuation Cap: $5M
Conversion: AA Preferred Stock upon Qualified Financing of ≥$1M
$100 Minimum Investment
Use of Funds
Marketing
Platform Development
Staffing
Commercial Effort

Why It Matters


Integrative Wellness is increasingly becoming part of the medical mainstream, and for good reason:
The core philosophy and delivery of integrated health and wellness tightly aligns with an ever-growing literature base and the goals of the Institute for Healthcare Improvement's Triple Aim.[6]
Improved Population Health
Triple Aim
Improved Quality of Care & Patient Experience
Lower Cost of Care

The Health Crisis


The Health Crisis
90% of the nation's $3.5 trillion in annual healthcare expenditures are for people with chronic and mental health conditions.[7]
It is the company's belief that Integrative Wellness can make a significant impact.
$78.5B economic burden from prescription opiod misuse[10]
4 in 10 people take 5 or more prescriptions[9]
1 in 2 have family or friends addicted to drugs[11]
7 in 10 deaths are due to chronic disease[8]
7 in 10 experience stress that[12]


affects their
health

The Wellness Paradigm Shift


The Wellness Paradigm Shift
Integrative Wellness is conventional medicine + complementary and alternative medicine (CAM)
to support the wellness of Body, Mind and Spirit as ONE.
CONVENTIONAL WESTERN MEDICINE
+
COMPLEMENTARY & ALTERNATIVE MEDICINE (CAM)
Integrative Wellness

Why Now?


Paradigm Shifts
• More people are engaging in their own health.
• Respected institutions are now embracing Integrative Wellness as a valid form of treatment.
• Healthcare providers are now seeking education around integrative approaches.
+
Economics
• Healthcare practitioners are looking for additional ways to drive revenue for their practices.
• More consumers are now buying and engaging online.


=
Big Market
$52.5 B
U.S. Wellness Market Size ¹
> $30 B
spent on CAM ²
> 50%
of Physicians now use alternative health solutions ⁴

Investor Perks

Invest $250 or more and earn points to redeem for product at **OneCBD.com**, our existing direct-to-consumer brand!

Points never expire and can be redeemed for coupons to apply toward purchases.

one Investor Perks	$250 Investment	$500 Investment	$1,000 Investment	$2,000 Investment	$5,000 Investment	$10,000+ Investment
Points per $ Invested	10	10	15	15	15	15
Total Cumulative Points Earned	2,500	5,000	15,000	30,000	75,000	150,000
Redemption Value (Coupon)	$25	$50	$150	$300	$750	$1500
zoom				30	60	60

with our Founder Mins Mins Mins

Giving Back

Every time you purchase one of our products or services, you do more than simply start to transform your own wellbeing. **One Biosciences donates 1% of all profits to organizations that focus on helping those affected by substance use disorder.**


I hope you will join us on this
journey to bring hope and
healing to the world,
One person at a time.

Appendix

> 1 https://dealsonhealth.net/blog/wellness-industry-statistics
>
> 2 https://www.nccih.nih.gov/about/the-use-and-cost-of-complementary-health-approaches-in-the-united-st...
>
> 3 https://jamanetwork.com/journals/jamainternalmedicine/fullarticle/2114385 4
>
> 4 https://exploreim.ucla.edu/health-care/east-meets-west-how-integrative-medicine-is-changing-health-c...
>
> 5 https://www.researchforwellness.com/health-center
>
> 6 http://www.ihi.org/Engage/Initiatives/TripleAim/Pages/default.asp
>
> 7 https://www.cdc.gov/chronicdisease/about/costs/index.ht
>
> 8 https://bit.ly/2TLNerf
>
> 9 https://www.drugtopics.com/view/americas-polypharmacy-predicamen
>
> 10 https://docs.house.gov/meetings/IF/IF14/20180517/108343/HMKP-115-IF14-20180517-SD004.pd
>
> 11 https://www.pewresearch.org/fact-tank/2017/10/26/nearly-half-of-americans-have-a-family-member-or-cl...
> 12 https://bit.ly/3ejlWC0

Investor Q&A

– COLLAPSE ALL

What does your company do?

One Biosciences is a digital health company that is developing the first of its kind Integrative Wellness platform for healthcare providers and individuals.

Where will your company be in 5 years?

One Biosciences aims to be a leading destination for commerce, content and community that offers truly best-in-class Integrative Wellness programs. We will be recognized as the industry's standard of excellence through the application of technology and science for both healthcare providers and individuals alike.

Why did you choose this idea?

For years our Founder struggled to find healing from autoimmune disease and chronic pain. Ty eventually found healing through Integrative Wellness solutions, which inspired him to leave his job as a hospital CEO and launch One Biosciences.

How far along are you? What's your biggest obstacle?

Of the three (3) major components of our strategy - Commerce, Content, Community - we have proven Commerce and we're well on our way to building out Content and Community.

Who competes with you? What do you understand that they don't?

There are a wide array of point solutions directed primarily at consumers, with very few directed at healthcare providers.

directed at healthcare providers.

Management's deep understanding of healthcare and the Founder and CEO's personal experience with the lack of centralized Integrative Wellness products and services provides an inherent competitive advantage.

How will you make money?

The company will realize diversified revenue streams through products, services, education and analytics; much of which are recurring.

DIRECT TO PROVIDER:
(Healthcare Practitioners)
Licensing and Platform Revenue:
- Healthcare practitioner branded virtual retail
- Financial performance and patient adherence dashboard
- Fulfillment, transaction and compliance management
- Patient engagement and support services
- Analytics

Product Revenue:
- One Biosciences products
- Genetic testing
- 3rd-Party products and services
- Educational content & courses

DIRECT TO CONSUMER
(Individuals)
- One Biosciences products
- Genetic testing
- 3rd-Party products and services
- Educational content & courses

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Not attracting healthcare practitioners and individuals at scale to become the preferred channel for Integrative Wellness solutions, content/education and community/communications.